1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 10, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 10, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2019: On a consolidated basis, revenues for May 2019 were approximately NT$80.44 billion, an increase of 7.7 percent from April 2019 and a decrease of 0.7 percent from May 2018. Revenues for January through May 2019 totaled NT$373.84 billion, a decrease of 9.0 percent compared to the same period in 2018.

TSMC May Revenue Report (Consolidated):

(Unit:NT$ million)

Period	May 2019	April 2019	M-o-M Increase (Decrease) %	May 2018	Y-o-Y Increase (Decrease) %	January to May 2019	January to May 2018	Y-o-Y Increase (Decrease) %
Net Revenues	80,437	74,694	7.7	80,969	(0.7)	373,835	410,917	(9.0)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
May	Net sales	80,436,931	80,968,732
Jan. - May	Net sales	373,835,015	410,917,184

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	57,301,170	31,544,742

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands) :

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	435,711,406	2,629,374

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	43,474,256
	Mark to Market Profit/Loss	501,532
	Unrealized Profit/Loss	482,093
Expired Contracts	Notional Amount	185,377,030
	Realized Profit/Loss	(105,779)
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
	Notional Amount	9,788,825
Outstanding Contracts	Mark to Market Profit/Loss	(33,729)
	Unrealized Profit/Loss	(59,446)
Expired Contracts	Notional Amount	53,652,555
	Realized Profit/Loss	2,053
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
	Notional Amount	403,904
Outstanding Contracts	Mark to Market Profit/Loss	(6,308)
	Unrealized Profit/Loss	(6,673)
Expired Contracts	Notional Amount	1,351,805
	Realized Profit/Loss	(7,125)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
	Notional Amount	2,676,609
Outstanding Contracts	Mark to Market Profit/Loss	9,730
	Unrealized Profit/Loss	14,853
Expired Contracts	Notional Amount	17,955,680
	Realized Profit/Loss	3,394
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
	Notional Amount	4,846,478
Outstanding Contracts	Mark to Market Profit/Loss	68,125
	Unrealized Profit/Loss	42,125
Expired Contracts	Notional Amount	9,839,145
	Realized Profit/Loss	(39,826)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(19,023)
Premium Income (Expense)		—
	Notional Amount	3,036,568
Outstanding Contracts	Mark to Market Profit/Loss	(23,087)
	Unrealized Profit/Loss	131,969
Expired Contracts	Notional Amount	23,357,242
	Realized Profit/Loss	(270,693)
Equity price linked product (Y/N)		N